ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 00308 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

September 20, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Arthit North Development Project

PTT Exploration and Production Public Company Limited, or PTTEP, is the operator of Arthit Project with participation interest of 80%. The other joint venture partners are Chevron Thailand Exploration and Production, Ltd. (Chevron) and Mitsui Oil Exploration Co., Ltd. with 16% and 4% participation interests respectively.

PTTEP has agreed in principle with PTT Public Company Limited in October 2006 to produce an additional volume of natural gas at 120 million standard cubic feet per day from the northern area of Arthit Project (Arthit North Project) in order to meet the increasing natural gas demand in Thailand. PTTEP will be the operator and the sole shareholder of the Arthit North Project.

Yours sincerely,

Maroot Mrigadat
President

dlw 9/27

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 307/2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

September 19, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Change in Participation Interests in Blocks L21/48, L28/48 and L29/48

Reference is made to PTTEP Siam Limited or PTTEPS, an affiliate of PTT Exploration and Production Public Company Limited or PTTEP, who is the sole shareholder and the operator in the Exploration Blocks L21/48, L28/48 and L29/48.

PTTEP wishes to announce that on September 14, 2007, PTTEPS signed an Assignment Agreement with Resourceful Petroleum (Thailand) Limited or RPL to optimize the petroleum exploration risk. This has resulted in the participation interests of PTTEPS (operator) and RPL to 70% and 30%, respectively.

Blocks L21/48, L28/48 and L29/48, covering an area of approximately 12,000 square kilometers, are located in the north eastern region of Thailand. The petroleum concession of the blocks was awarded to PTTEPS on 8 December 2006. In 2007, PTTEPS plans to perform additional geological study in this area.

The change in the participation interests will be effective upon receiving the approval of the Supplementary Concession from the government.

Yours sincerely,

Somkiet Janmaha

Somkiet Janmaha
Vice President, Geosciences Division
Acting President

END